UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

GasLog Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y2687W108

(CUSIP Number)

John Stanislas Albert Radziwill
c/o C Transport Maritime S.A.M.
Gildo Pastor Center
7 Rue du Gabian
98000 Monaco

Copy to:

D. Scott Bennett Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000 (telephone number) +1 (212) 474-3700 (facsimile number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. Y2687W108

1	NAMES OF REPORTING PERSONS
John Stanislas Albert Radziwill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. Y2687W108

1	NAMES OF REPORTING PERSONS
Basic Management Company Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 12, 2014 (the “Schedule 13D”) amends the Schedule 13D and Amendment No. 1 thereto filed with the Commission on September 29, 2014 (the “Amendment No. 1”).  Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D or the Amendment No. 1, as applicable.

The class of equity securities to which this statement relates is the common units representing limited partnership interests (the “Units”), of GasLog Partners LP, a Marshall Islands limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at Gildo Pastor Center, 7 Rue du Gabian, 98000, Monaco.

This Amendment No. 2 constitutes an exit filing for the Reporting Persons, and is being filed to amend Items 4 and 5 of the Schedule 13D as follows:

Item 4.	Purpose of Transaction.

Basic Management sold all of its Units in a brokered transaction on September 9, 2016 for an average price of $19.025 per unit. The sale was motivated by general portfolio management decisions. As a result, on September 9, 2016, Basic Management ceased to be the beneficial owner of more than five percent (5%) of the Units of the Issuer and therefore, the Reporting Persons will cease to report their equity holdings in the Issuer going forward.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As of September 9, 2016, the Reporting Persons no longer beneficially own any Units of the Issuer.

(c) On September 9, 2016, Basic Management sold a total of 2,380,952 of its Units in a brokered transaction for an average price of $19.025 per unit.

(d) Not applicable.

(e) As of September 9, 2016, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Units of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2016

John Stanislas Albert Radziwill

By:	/s/ John Stanislas Albert Radziwill

Basic Management Company Inc.

By:	/s/ John Stanislas Albert Radziwill
Name: John Stanislas Albert Radziwill
Title: Director